UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mount, Francis J.
   Viatel, Inc.
   685 Third Avenue
   New York, NY  10017
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Technology Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|04/04/|S   |-|9,800             |D  |-          |126,143(1)         |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (Ri|$5.00   |-    |-   |-|- -        |A,D|(2)  |01/01|Common Stock|13,332(|-      |13,332(3)   |D  |-           |
ght to buy)           |        |     |    | |           |   |     |//08 |            |3)     |       |            |   |            |
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Time-based options (Ri|$5.50   |-    |-   |-|- -        |A,D|(4)  |01/01|Common Stock|30,000(|-      |30,000(3)   |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |3)     |       |            |   |            |
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Time-based options (Ri|$10.25  |-    |-   |-|- -        |A,D|(5)  |09/18|Common Stock|14,999(|-      |14,999(3)   |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |3)     |       |            |   |            |
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Time-based options (Ri|$22.875 |-    |-   |-|- -        |A,D|(6)  |01/01|Common Stock|25,667(|-      |25,667(3)   |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/09  |            |3)     |       |            |   |            |
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Time-based options (Ri|$43.00  |-    |-   |-|- -        |A,D|(7)  |06/01|Common Stock|4,123(3|-      |4,123(3)    |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/09  |            |)      |       |            |   |            |
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Time-based options (Ri|$49.313 |-    |-   |-|- -        |A,D|(8)  |01/04|Common Stock|126,000|-      |126,000(3)  |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/10  |            |(3)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Of the total amount of Common Stock beneficially owned by reporting person, 64,123 shares are restricted stock.
(2) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 1999, as to 33.33% of these options on January 1, 2000 and the remainder vest and become exercisable on January 1,
2001.
(3) All options vest and become exercisable upon a Change in Control of the Company.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 25% of these options on each of January 1, 1999 and January 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25% of these options.
(5) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on September 18, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these
options.
(6) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these
options.
(7) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on June 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these
options.
(8) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on January 4, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these
options.
SIGNATURE OF REPORTING PERSON
/s/ Francis J. Mount
DATE
May 10, 2000